UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chairman and Chief Executive Officer

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, MD 20850

(301) 961-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 26, 2017, Sucampo Pharmaceuticals, Inc. (“Sucampo”) and Mallinckrodt plc (“Parent”) issued a joint press release announcing the execution on December 23, 2017 of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Sun Acquisition Co., a wholly owned subsidiary of Parent (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Class A Common Stock of Sucampo for $18.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Sucampo (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Representative letter sent by Sucampo to AMITIZA partners on December 27, 2017.

(ii)	Form of letter sent by Sucampo to NPC-1 stakeholders on December 27, 2017.

(iii)	Letter sent by Sucampo to Cancer Prevention Pharmaceuticals on December 27, 2017.

Additional Information about the Transaction and Where to Find It

The Offer has not yet commenced. This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Sucampo. The solicitation and the offer to buy shares of Sucampo’s Class A Common Stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the Securities and Exchange Commission (the “SEC”). In addition, Sucampo will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Sucampo on Schedule 14D-9 and related materials with respect to the Offer and the Merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the Offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Sucampo under the “Investors” section of Sucampo’s website at www.sucampo.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Sucampo and any amendments thereto, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Offer because they contain important information, including the terms and conditions of the Offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Sucampo and any statements relating to Sucampo’s business and expected operating results, and the assumptions

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upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Sucampo’s stockholders will tender their shares of common stock in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Sucampo’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Sucampo, including those detailed in Sucampo’s public filings with the SEC from time to time, including Sucampo’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. Sucampo expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

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Letter to Sucampo AMITIZA Partners

Dear                     ,

Yesterday morning, Sucampo announced an agreement to be acquired by Mallinckrodt Pharmaceuticals, a leading global specialty pharmaceutical company that shares our mission of developing highly specialized medicines that address unmet medical needs. We believe that this is excellent news for the patients and physicians who rely on us for AMITIZA, as Mallinckrodt is committed to continuing to produce and invest in our portfolio of medicines.

While AMITIZA is approved in several countries in the rest-of-world (ROW) under the Takeda ROW Alliance Agreement, we recognize that there are several more future commercialization efforts planned for AMITIZA over the next several years. We look forward to seeing AMITIZA continue to increase its global footprint and product sales in these important regions, and we are excited to have a new partner in supporting AMITIZA’s global growth potential.

The transaction is expected to close during the first quarter of 2018; until that time, Mallinckrodt and Sucampo will continue to operate separately, and there will be no disruption to our business activities. Many details are still being discussed as we work to complete this transaction. We are committed to being transparent during this time, and will share necessary information with you as we have it. Additionally, know that Sucampo will be working closely with Mallinckrodt and our alliance partners to ensure a smooth transition.

A press release regarding the announcement is attached here.

Thank you for your continued partnership on AMITIZA. Elissa and I will be reaching out to individuals separately over the next several days; however, if you have any questions, please feel free to contact me directly (PGreenleaf@sucampo.com, 240.751.6103) or Elissa (ECote@sucampo.com, 703.408.7465) in the meantime.

Sincerely,

Peter Greenleaf and Elissa Cote

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Sucampo Pharmaceuticals, Inc. The solicitation and the offer to buy shares of Sucampo Pharmaceuticals, Inc.’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Sun Acquisition Co., a wholly-owned subsidiary of Mallinckrodt plc, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, Sucampo Pharmaceuticals, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at

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www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Sucampo Pharmaceuticals, Inc. under the “Investors” section of Sucampo Pharmaceuticals, Inc.’s website at www.sucampo.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Sucampo Pharmaceuticals, Inc. and any statements relating to Sucampo Pharmaceuticals, Inc.’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of December 23, 2017 by and among Sucampo Pharmaceuticals, Inc., Sun Acquisition Co. and Mallinckrodt plc (the “Merger Agreement”) including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Sucampo Pharmaceuticals, Inc.’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions of Sucampo Pharmaceuticals, Inc.’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Sucampo Pharmaceuticals, Inc., including those detailed in Sucampo Pharmaceuticals, Inc.’s public filings with the Securities and Exchange Commission from time to time, including Sucampo Pharmaceuticals, Inc.’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. Sucampo Pharmaceuticals, Inc. expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

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Letter to NPC-1 stakeholders

Dear                     ,

Yesterday morning Sucampo announced an agreement to be acquired by Mallinckrodt, a leading global specialty pharmaceutical company, that shares in our mission of developing highly specialized medicines that address unmet medical needs. We believe this is an important and positive step forward in our commitment to the NPC patient community, as Mallinckrodt’s significant resources and expertise will help further accelerate the development of VTS-270.

First and foremost, we do not expect this development will have an impact on our ongoing phase 2b/3 trial of VTS-270. Looking ahead, we believe this is excellent news for the patients, caregivers, and physicians who count on Sucampo as an opportunity accelerate the development of our pipeline compounds for NPC. We believe that Mallinckrodt will be able to leverage its existing global development and commercial infrastructure to achieve approval, launch and market VTS-270 – a mission that we have been working toward diligently.

Your continued support has been critical as we’ve worked to advance the science around VTS-270, and you can expect the same level of commitment to the NPC- community that you have come to rely on from Sucampo (and Vtesse previously). Mallinckrodt recognizes the importance of VTS-270 to NPC- patients, caregivers and physicians, and is committed to its continued development. Additionally, both Sucampo and Mallinckrodt will continue operating as separate companies until the transaction is complete, which we expect to occur in Q1 2018.

We recognize this is the second time in the last year that a new name has joined the VTS-270 program, and I want to assure you that our goal remains the same – obtaining regulatory approval for VTS 270 and bringing this important medicine to NPC patients. Certain details are still being discussed as we work to complete this transaction, but we are committed to communicating with you openly, and will share information as we have it. In addition, a press release regarding today’s announcement is available on the investor relations section of our website.

As always, we appreciate your ongoing support and believe that this is the right step forward for VTS-270 and the community to help bring this potential therapy to market. With Mallinckrodt, VTS-270 is even better positioned to achieve the goals we have previously established and have been advancing steadily for a long time.

Thank you for your time and, as always, please feel free to contact me via [                    ] should you have any questions.

Sincerely,

[                    ]

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Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Sucampo Pharmaceuticals, Inc. The solicitation and the offer to buy shares of Sucampo Pharmaceuticals, Inc.’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Sun Acquisition Co., a wholly-owned subsidiary of Mallinckrodt plc, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, Sucampo Pharmaceuticals, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Sucampo Pharmaceuticals, Inc. under the “Investors” section of Sucampo Pharmaceuticals, Inc.’s website at www.sucampo.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Sucampo Pharmaceuticals, Inc. and any statements relating to Sucampo Pharmaceuticals, Inc.’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of December 23, 2017 by and among Sucampo Pharmaceuticals, Inc., Sun Acquisition Co. and Mallinckrodt plc (the “Merger Agreement”) including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Sucampo Pharmaceuticals, Inc.’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions of Sucampo Pharmaceuticals,

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Inc.’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Sucampo Pharmaceuticals, Inc., including those detailed in Sucampo Pharmaceuticals, Inc.’s public filings with the Securities and Exchange Commission from time to time, including Sucampo Pharmaceuticals, Inc.’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. Sucampo Pharmaceuticals, Inc. expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

8.

Letter to Cancer Prevention Pharmaceuticals

Dear Jeff,

Yesterday morning, Sucampo announced an agreement to be acquired by Mallinckrodt, a leading global specialty pharmaceutical company that shares in our mission of developing highly specialized medicines that address unmet medical needs. We believe that Mallinckrodt is the best partner to accelerate the development of Sucampo’s rare disease assets, and that this is excellent news for the patients and physicians who are counting on Sucampo and Cancer Prevention Pharmaceuticals to deliver CPP-1X/sulindac to the familial adenomatous polyposis (FAP) community.

In the near-term, there are no changes to your relationship with Sucampo. The transaction is expected to close during the first quarter of 2018, and until it does, our companies will continue to operate separately. We are confident that upon close, Mallinckrodt’s existing infrastructure of clinical and medical affairs experts will support approval and launch of CPP-1X/sulindac, ultimately benefiting our long-term partnership with CPP. Furthermore, Mallinckrodt recognizes the encouraging results that CPP-1X/sulindac has shown in pre-clinical and clinical studies: one of the most compelling drivers of this transaction is the addition of CPP-1X/sulindac to Mallinckrodt’s pipeline of potential products that aim to address unmet patient needs.

Many details are still being discussed as we work to complete this transaction, and we are committed to communicating with you openly and will share necessary information with you as we have it. Additionally, know that Sucampo is fully committed to ensuring a smooth transition to Mallinckrodt.

A press release regarding the announcement is attached here.

Thank you for your continued partnership on AMITIZA. Elissa and I will be reaching out to individuals separately over the next several days; however, if you have any questions, please feel free to contact me directly (PGreenleaf@sucampo.com, 240.751.6103) or Elissa (ECote@sucampo.com, 703.408.7465) in the meantime.

Sincerely,

Peter Greenleaf and Elissa Cote

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Sucampo Pharmaceuticals, Inc. The solicitation and the offer to buy shares of Sucampo Pharmaceuticals, Inc.’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Sun Acquisition Co., a wholly-owned subsidiary of Mallinckrodt plc, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, Sucampo

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Pharmaceuticals, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Sucampo Pharmaceuticals, Inc. under the “Investors” section of Sucampo Pharmaceuticals, Inc.’s website at www.sucampo.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Sucampo Pharmaceuticals, Inc. and any statements relating to Sucampo Pharmaceuticals, Inc.’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of December 23, 2017 by and among Sucampo Pharmaceuticals, Inc., Sun Acquisition Co. and Mallinckrodt plc (the “Merger Agreement”) including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Sucampo Pharmaceuticals, Inc.’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions of Sucampo Pharmaceuticals, Inc.’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Sucampo Pharmaceuticals, Inc., including those detailed in Sucampo Pharmaceuticals, Inc.’s public filings with the Securities and Exchange Commission from time to time, including Sucampo Pharmaceuticals, Inc.’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly

10.

Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. Sucampo Pharmaceuticals, Inc. expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

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